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                                                                    EXHIBIT 4.3

EMPLOYMENT AGREEMENT

THE UNDERSIGNED:

1.       TPG Post Groep N.V., established at Amsterdam, represented by dr. ir.
         A. Maas, as Chairman of the Supervisory Board, hereinafter "the
         Company";

and

2. Mr. H.M. Koorstra, born on November 24, 1951, residing at Hoofdgracht 15 in (1411 AA) Naarden, the Netherlands, hereinafter "the Executive";

WHEREAS:

- The Executive entered the employment of one of the predecessors of the Company on October 1, 1991;
- In relation to the demerger of Koninklijke PTT Nederland N.V. the Executive entered by operation of law the employment of PTT Post B.V. on June 29, 1998;
- The Supervisory Board decided in its meeting dated May 9, 2000 to appoint the Executive as member of the Executive Board per July 1,2000;
- The Executive has accepted this appointment and shall enter the employment of the Company per July 1,2000 with termination of the employment agreement with PTT Post B. V. per the same date;
- The parties desire to lay down the salary and further applicable labour conditions in this agreement.

DECLARE TO HAVE AGREED AS FOLLOWS:

1.       DATE OF COMMENCEMENT OF EMPLOYMENT AND POSITION
The Executive enters into an employment agreement with the Company in the position of member of the Executive Board and as Group Managing Director Mail, effective as of July 1,2000.

2.       DURATION OF THE AGREEMENT AND NOTICE OF TERMINATION
The agreement is entered into for an indefinite period. The agreement may be terminated with due observance of a notice period of three months for the Executive and six months for the Company. This agreement shall terminate in any event, without notice being required, on the first day of the month following the date on which the first annual shareholders' meeting of the Company takes place after the moment on which the Executive reached the pensionable age under the applicable pension plan.

3.       SALARY
The Executive's base salary shall amount to NLG 800,000.-- (gross) per year, applicable from July I, 2000 and is composed as follows:
NLG 600,000.- (gross) per year in consideration for division Mail duties;
NLG 200,000.- (gross) per year in consideration for Board Membership duties. These salaries shall be paid in twelve equal instalments at the end of each month. The holiday allowance of 8% is included in the amount of the base salary.

4.       BONUS
The bonus incentive plan for the members of the Executive Board applies to the Executive, as this plan shall be established from time to time. The relevant plan is established by the Supervisory Board and an outline is found in Exhibit A to this agreement.

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5.       OPTIONS
The rules of the relevant share option plans of TNT Post Groep N.V., with underlying regulations and criteria for grants, apply to the Executive, as these rules and accompanying regulations and criteria shall be established from time to time by the Supervisory Board. The existing rules have been attached as Exhibit B to this agreement. Any and all tax consequences related to the grants of share options shall be for the account of the Executive. Any shares acquired by the Executive as a result of exercising options may only be sold, if the Executive does not possess inside information at that moment. In addition, such shares may not be sold in a so called closed period. The TPG Code Voorkoming Misbruik Voorwetenschap applies to the Executive, as well as the rules of the TPG Stock Option Personnel Plan.

6.       HOLIDAYS
In taking leave days, the Executive shall consult with the other members of the Executive Board, and he shall take into account the interests of the Company.

7.       COMPANY CAR
The Company shall provide the Executive with a company car commensurate with the level of the position. The applicable conditions have been laid down in a regulation attached to this agreement as Exhibit C.

8.       EXPENSES
The expenses incurred by the Executive in the execution of his business tasks are reimbursed by the Company on receipt of a specified statement of expenses and supporting vouchers. In addition, the Company pays an expense allowance of NLG 1,200.-- per month for petty costs. Any tax consequences, related to this arrangement, are for the account of the Executive.

9.       TELEPHONE COSTS
The Company shall pay the costs related to the costs of a private telephone with the proviso that the amount of the fixed deduction (in the year 2000 NLG 41.-- per month) shall be treated as taxable income. In addition, the company shall pay the costs of a mobile telephone. Any tax consequences, related to this arrangement, are for the account of the Executive.

10.      INSURANCES
The Executive may participate in the collective medical insurance scheme taken out by the Company. If the Executive participates, 50% of the premium shall be for the account of the Company and paid on a monthly basis, such taking into account an insurance coverage consisting of GP, pharmacy and specialist aid, based on class II B for adults and class III for co-insured children.

The Company shall for the benefit of the Executive take out an liability insurance for managing directors. The conditions shall be in accordance with the policy of which the Executive receives a copy. The costs of this insurance shall be for the account of the Company.

The Company shall for the benefit of the Executive take out an accident insurance. The conditions shall be in accordance with the policy of which the Executive receives a copy. The costs of this insurance shall be for the account of the Company.

11.      DISABILITY
In the event of a complete disability of the Executive which is not caused by negligence or a willful act as a result of illness or an accident, the Company shall for a maximum period of twelve months applicable from the first day of the disability pay the salary as defined in article 3, provided that this payment ends per the day that the Executive makes use of the applicable pension arrangement. During the first three months of the aforementioned period the Executive remains entitled to the cost allowance referred to in article 8.
The above is also applicable in case of partial disability.

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Periods of disability with an interruption of not more than four weeks shall be regarded as linked together.
If after the period of twelve months the Executive remains disabled, the arrangement on disability pension applies as laid down in Exhibit D.

The Executive shall not be entitled to the salary payment referred to above, if and to the extent that in connection with his disability, he can validly claim damages from a third party on account of loss of salary and if and to the extent that the payments by the Company referred to above exceed the minimum obligation referred to in article 7:629 sub 1 of the Dutch Civil Code. In this event, the Company shall satisfy payment solely by means of an advanced payment on the compensation to be received from the third party and upon assignment by the Executive of his rights to damages vis-a-vis the third party concerned up to the total amount of advanced payments made. The advanced payments shall be set off by the Company if the compensation is paid or, as the case may be, in proportion thereto.

12.      PENSION
The Company has taken out a pension arrangement as well as a disability pension insurance, for the benefit of the Executive on conditions as laid down in Exhibit D to this agreement.

13.      APPLICABLE PROVISIONS OF THE TPG-CAO
Inasfar as this agreement does not provide otherwise, the conditions laid down in the TPG Collective Labour Agreement apply to the Executive to the extent that such provisions relate to the following subjects: availability under special circumstances, relinquishment of rights pertaining to inventions, the jubilee bonus, the premium saving plan, the wage saving plan, the collective accident insurance, the life assurance and the cost allowance regulation in case of removal.

14.      GOVERNMENTAL MEASURES
The labour conditions contained in this employment are applicable with the proviso that the implementation can be restricted in whole or in part by governmental measures.

15.      DUTIES
The Executive is obliged to fulfil his tasks properly, taking into account the law, the articles of association of the Company and the decisions, instructions, guide lines, etc. promulgated by the appropriate bodies of the Company.
The Executive shall fully devote himself and his energy to promoting the interests of the Company.

16.      NO ADDITIONAL OCCUPATION
Without the written consent of the Company, the Executive shall not be engaged or involved in any manner, in any profession or enterprise, inclusive of any direct or indirect financial interests in any other enterprise, with the exception of ownership of common shares registered at a Stock Exchange of said enterprise. The Executive shall refrain from accepting remunerated or time-consuming non-remunerated work activities with or for third parties or from doing business for his own account without the prior written consent of the Supervisory Board. With respect to accepting external Supervisory Board memberships, the Executive needs the prior written approval from the Chairman of the Executive Board and from the Chairman of the Supervisory Board.

17.      CONFIDENTIALITY AND DOCUMENTS
The Executive shall throughout the duration of this agreement and after this agreement has been terminated keep confidential any information concerning the Company or any affiliated company which has become known to the Executive as a result of his employment with the Company, such to any individual including other personnel of the Company or of an affiliated Company, unless such personnel must be informed in connection with their work activities for the Company or for an affiliated company.

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The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to other companies affiliated with the Company and which have been made available to the Executive as a result of his: employment, except insofar as and for as long as necessary for the performance of his work for the Company. In any event the Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this agreement or on suspension of the Executive from active duty for whatever reason.

18.      NON-COMPETITION
The Executive shall without prior explicit written consent of the Company for a period of two years after the effective date of termination of the employment agreement in any of the countries of the European union, not be engaged or involved in any manner, directly or indirectly, in any enterprise which conducts activities in a field similar to or otherwise competes with that of the Company or any affiliated company, nor shall the Executive have any financial interest in any manner, directyor indirectly, in such enterprise, except for ownership of common shares registered at a Stock Exchange of said enterprises.

19.      PENALTY
In the event the Executive director breaches the obligations as expressed in the articles 16, 17 or 18, the Executive shall contrary to article 7:650 sub 3, 4 and 5 of the Dutch Civil Code, without notice of default being required, pay to the Company for each such breach a penalty equal to an amount of NLG 25,000 plus a penalty of NLG 2,500 for each day such breach occurs and continues, notwithstanding any other rights the Company may have. The Company will be entitled to claim full damages by way of alternative to the penalty, such without notice of default being required.

20.      AMENDMENTS, PREVIOUS AGREEMENTS AND PREVAILING LANGUAGE
Any amendments and/or supplements to this agreement can only be made by way of a written document signed by both parties. This agreement supersedes all previous agreements between the Executive and the Company and/or any affiliated company and takes their place.
This agreement is drawn up in both the Dutch and the English language. In the event of differences, the English text shall prevail.

21.      GOVERNING LAW
         This agreement is governed by the laws of the Netherlands.

This agreement has been signed and executed in duplicate.

The Company:                                  The Executive:



dr. ir. A. Maas,                              H.M. Koorstra
Chairman of the Supervisory Board





A.J. Scheepbouwer,
Chairman of the Board of Management